SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003 and schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Puerto Rico, Inc. 1165(e) Savings Plan

Date: 06/21 2004

Rodolfo Acevedo
General Manager

Hilda Quinones
Finance Manager

Kevin Cavanaugh
Human Resources Manager

APPENDIX 1

MICROSOFT PUERTO RICO, INC.
1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2003 AND 2002,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Microsoft Puerto Rico, Inc. 1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Puerto Rico, Inc. 1165(e) Savings Plan (the "Plan") as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

San Juan, Puerto Rico
May 20, 2004

MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments - At fair value:	2,179,260	1,737,483
Contribution Receivable	4,915	2,216
Interest and Other Receivables	143	3
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,184,318	$ 1,739,702

See notes to financial statements

MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income (loss):		
Interest and dividends	$ 24,206	$ 2,337
Net appreciation (depreciation) in fair value of investments	311,691	(480,662)
Total	335,897	(478,325)
Contributions:		
Participants	187,592	209,878
Employer	69,767	74,748
Total	257,359	284,626
Total increase (decrease)	593,256	(193,699)
DEDUCTIONS:		
Payments to participants	148,640	54,713
NET INCREASE (DECREASE)	444,616	(248,412)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,739,702	1,988,114
End of year	$ 2,184,318	$ 1,739,702

See notes to financial statements

MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Puerto Rico, Inc. 1165(e) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Puerto Rico, Inc. (the "Sponsor"). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Retirement Date – Participants are eligible to receive a retirement distribution upon attainment of age 65. The Plan permits early retirement at age 50 if the employee has at least 10 years of participation in the Plan.

Contributions - Each year, participants may contribute up to 10% of their pre-tax compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by local law. The Plan Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan.

Participant's Accounts - Each participant's account is credited with the participant's contribution and allocations of: (a) the Plan Sponsor's contribution and, (b) Plan earnings. Allocation of Plan earnings is based on the participant's account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account

Vesting - Contributions become vested as follows:

- *Participant Contributions* – Participant's contributions and accumulated earnings vest immediately.
- *Sponsor Matching Contribution* - Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits - Upon termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination - Although the Company has not expressed any intention to terminate the Plan, it has the right to do so. Termination would result in distribution of plan assets in accordance with ERISA.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value except. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were not significant at December 31, 2003 and 2002.

NOTE 3: INVESTMENTS

The fair value of investments at December 31, 2003 and 2002 is as follows:

	2003	2002
Microsoft Corporation common stock	$ 788,803	$ 682,285
Janus Worldwide Fund	576,426	496,783
Vanguard Windsor II Fund	133,748	119,505
Strong Multi Cap Value Fund	57,508	81,870
Federated Trust U.S. Treasury Obligations Fund	150,538	111,526
Fidelity Advisor Growth Fund	356,852	242,284
Liberty Small Cap A Fund	28,702	
Mutual Discovery A Fund	63,395	
PIMCO Total Return Adm. Fund	19,771	
Banco Popular de Puerto Rico time deposits	3,517	3,230
Total	$ 2,179,260	$ 1,737,483

Net appreciation (depreciation) in fair value of investments for the years ended December 31, 2003 and 2002, including gain and losses on investments bought and sold as well as held during the year, was as follows:

	2003	2002
Microsoft Corporation common stock	$ 43,510	$ (178,573)
Janus Worldwide Fund	121,526	(165,282)
Vanguard Windsor II Fund	32,117	(25,533)
Strong Multi Cap Value Fund	28,833	(20,280)
Fidelity Advisor Growth Fund	84,771	(90,994)
Liberty Small Cap A Fund	426	
Mutual Discovery A Fund	540	
PIMCO Total Return Adm. Fund	(32)	
Total	$ 311,691	$ (480,662)

NOTE 4: TAX STATUS

The Plan constitutes a qualified plan, exempt from income tax under Puerto Rico income tax laws. The Plan obtained its latest determination letter in 1994, in which the Commonwealth of Puerto Rico Treasury Department stated that the Plan, as then designed, is exempt from local income taxes. The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Trustee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and, therefore, believe that the Plan was qualified and the related trust was tax exempt as of the financial statements date.

NOTE 5: RELATED-PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Plan's Sponsor on behalf of the Plan.

MICROSOFT PUERTO RICO, INC. 1165(e) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF
ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 2003

	Shares or units	Cost	Market value
DESCRIPTION OF ASSETS:			
Microsoft Corporation Stock Fund	28,820	$ 778,673	$ 788,803
Janus Worldwide Fund	14,578	638,823	576,426
Vanguard Windsor II Fund	5,049	136,253	133,748
Strong Multi Cap Value Fund	1,034	49,979	57,508
Federated Trust U.S. Treasury Obligations Fund	150,538	150,538	150,538
Fidelity Advisor Growth Fund	7,669	445,951	356,852
Liberty Small Cap A Fund	1,693	28,276	28,702
Mutual Discovery A Fund	3,069	62,855	63,395
PIMCO Total Return Adm. Fund	1,846	19,802	19,771
Banco Popular de Puerto Rico time deposits	3,517	3,517	3,517
		$ 2,314,667	$ 2,179,260

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-109185 of Microsoft Corporation on Form S-8 of our report dated May 20, 2004, appearing in the Annual Report on Form 11-K of Microsoft Puerto Rico 1165(e) Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

San Juan, Puerto Rico
June 22, 2004